U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-08632                               July 5, 2006


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

TEMPLETON DRAGON FUND, INC.

4. Address of principal executive office: (number, street, city, state, zip code)

       500 EAST BROWARD BLVD., SUITE 2100, FORT LAUDERDALE, FL 33394-3091







            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

        Franklin Global Trust
        Franklin Strategic Series
        Franklin Templeton Fund Allocator Series
        Franklin Universal Trust
        Franklin Strategic Mortgage Portfolio
        Franklin Gold and Precious Metals Fund
        Franklin Floating Rate Trust
        Franklin Capital Growth Fund
        Institutional Fiduciary Trust
        Franklin High Income Trust
        Franklin Real Estate Securities Trust
        Franklin Investors Securities Trust
        Franklin Value Investors Trust
        Franklin Templeton Money Fund Trust
        Franklin Multi-Income Trust
        Franklin Templeton Limited Duration Income Trust
        Templeton Russia and East European Fund, Inc.
        Templeton Global Income Fund
        Templeton Emerging Markets Fund
        Templeton Emerging Markets Income Fund
        Templeton Capital Accumulator Fund

and the Board of Directors of

        Franklin Money Fund
        Franklin Federal Money Fund
        Franklin Custodian Funds, Inc.
        Templeton Dragon Fund, Inc.
        Templeton Institutional Funds, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2004, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

o Inspection of the records of Franklin Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2004 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/s/PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006






            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of October 31, 2004, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of October 31, 2004, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.



By:



/s/ Galen G. Vetter
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER
6/21/06
---------------------------------
Date



/s/ Jimmy D. Gambill
-----------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

6/26/06
----------------------------------
Date



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                                                                    ATTACHMENT I

FUND                                                PERIODS COVERED
-------------------------------------------------------------------------------

FRANKLIN GLOBAL TRUST:
Fiduciary High Income Fund                              July 31, 2004 - October 31, 2004
Fiduciary Core Fixed Income Fund                        July 31, 2004 - October 31, 2004
Fiduciary Small Capitalization Equity Fund              July 31, 2004 - October 31, 2004
Fiduciary Large Capitalization Growth and Income Fund   July 31, 2004 - October 31, 2004
Fiduciary European Smaller Companies Fund               July 31, 2004 - October 31, 2004
Fiduciary Core Plus Fixed Income Fund                   July 31, 2004 - October 31, 2004

FRANKLIN STRATEGIC SERIES:
Franklin Aggressive Growth Fund                         April 30, 2004 - October 31, 2004
Franklin U.S. Long-Short Fund                           April 30, 2004 - October 31, 2004
Franklin Natural Resources Fund                         April 30, 2004 - October 31, 2004
Franklin Biotechnology Discovery Fund                   April 30, 2004 - October 31, 2004
Franklin Blue Chip Fund                                 April 30, 2004 - October 31, 2004
Franklin Global Health Care Fund                        April 30, 2004 - October 31, 2004
Franklin Global Communications Fund                     April 30, 2004 - October 31, 2004
Franklin Strategic Income Fund                          April 30, 2004 - October 31,
Franklin Flex Cap Growth Fund                           April 30, 2004 - October 31, 2004
Franklin Technology Fund                                April 30, 2004 - October 31, 2004
Franklin Small Cap Growth Fund II                       April 30, 2004 - October 31, 2004
Franklin Small-Mip Cap Growth Fund                      April 30, 2004 - October 31, 2004

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES:
Franklin Templeton Conservative Target Fund             July 31, 2004 - October 31, 2004
Franklin Templeton Moderate Target Fund                 July 31, 2004 - October 31, 2004
Franklin Templeton Growth Target Fund                   July 31, 2004 - October 31, 2004
Franklin Templeton Corefolio Allocation Fund            July 31, 2004 - October 31, 2004
Franklin Templeton Perspectives Allocation Fund         August 2, 2004 - October 31, 2004
Franklin Templeton Founding Funds Allocation Fund       July 31, 2004 - October 31, 2004

FRANKLIN UNIVERSAL TRUST                                July 31, 2004 - October 31, 2004
FRANKLIN STRATEGIC MORTGAGE PORTFOLIO                   Septermber 30, 2004 - October 31, 2004
FRANKLIN GOLD AND PRECIOUS METALS FUND                  July 31, 2004 - October 31, 2004
FRANKLIN FLOATING RATE TRUST                            July 31, 2004 - October 31, 2004
FRANKLIN CAPITAL GROWTH FUND                            May 31, 2004 - October 31, 2004

INSTITUTIONAL FIDUCIARY TRUST:
Money Market Portfolio                                  June 30, 2004 - October 31, 2004
Franklin Cash Reserves Fund                             June 30, 2004 - October 31, 2004
Franklin Structured Large Cap Growth Equity Fund        May 31, 2004 - October 31, 2004
Franklin Structured Large Cap Core Equity Fund          May 31, 2004 - October 31, 2004

FRANKLIN HIGH INCOME TRUST:
Franklin AGE High Income Fund                           May 31, 2004 - October 31, 2004

FRANKLIN REAL ESTATE SECURITIES TRUST:
Franklin Real Estate Securities Fund                    April 30, 2004 - October 31, 2004

FRANKLIN INVESTORS SECURITIES TRUST:
Franklin Floating Rate Daily Access Fund                        Septermber 30, 2004 - October 31, 2004
Franklin Total Return Fund                                      Septermber 30, 2004 - October 31, 2004
Franklin Limited Maturity U.S. Government Securities Fund       Septermber 30, 2004 - October 31, 2004
Franklin Convertible Securities Fund                            Septermber 30, 2004 - October 31, 2004
Franklin Equity Income Fund                                     Septermber 30, 2004 - October 31, 2004
Franklin Adjustable U.S. Government Securities Fund             June 30, 2004 - October 31, 2004

FRANKLIN VALUE INVESTORS TRUST:
Franklin Balance Sheet Investment Fund                  Septermber 30, 2004 - October 31, 2004
Franklin MicroCap Value Fund                            Septermber 30, 2004 - October 31, 2004
Franklin Small Cap Value Fund                           Septermber 30, 2004 - October 31, 2004
Franklin Large Cap Value Fund                           Septermber 30, 2004 - October 31, 2004

FRANKLIN TEMPLETON MONEY FUND TRUST:
Franklin Templeton Money Fund                           June 30, 2004 - October 31, 2004

FRANKLIN MULTI-INCOME TRUST                             July 31, 2004 - October 31, 2004
FRANKLIN TEMPLETON LIMITED DURATION INCOME TRUST        July 31, 2004 - October 31, 2004
TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.           July 31, 2004 - October 31, 2004
TEMPLETON GLOBAL INCOME FUND                            July 31, 2004 - October 31, 2004
TEMPLETON EMERGING MARKETS FUND                         July 31, 2004 - October 31, 2004
TEMPLETON EMERGING MARKETS INCOME FUND                  July 31, 2004 - October 31, 2004
TEMPLETON CAPITAL ACCUMULATOR FUND                      July 31, 2004 - October 31, 2004
FRANKLIN MONEY FUND                                     June 30, 2004 - October 31, 2004
FRANKLIN FEDERAL MONEY FUND                             June 30, 2004 - October 31, 2004

FRANKLIN CUSTODIAN FUNDS, INC.:
Franklin Growth Fund                                    Septermber 30, 2004 - October 31, 2004
Franklin Utilities Fund                                 Septermber 30, 2004 - October 31, 2004
Franklin DynaTech Fund                                  Septermber 30, 2004 - October 31, 2004
Franklin Income Fund                                    Septermber 30, 2004 - October 31, 2004
Franklin U.S. Government Securities Fund                Septermber 30, 2004 - October 31, 2004

TEMPLETON DRAGON FUND, INC.                             July 31, 2004 - October 31, 2004

TEMPLETON INSTITUTIONAL FUNDS, INC.:
Foreign Equity Series                                   July 31, 2004 - October 31, 2004
Emerging Fixed Income Series                            July 31, 2004 - October 31, 2004

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